November 8, 2007


Mail-Stop 4561


Ms. Kay M. Hoveland
President and Chief Executive Officer
Kaiser Federal Financial Group, Inc.
1359 North Grand Avenue
Covina, California 91724


Re:	Kaiser Federal Financial Group, Inc.
	Amendment No. 1 to Form S-1
	Filed November 2, 2007
	File No. 333-146364


Dear Ms. Hoveland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
After-Market Performance Information, page 8
1. Revise the Table on page 8 to add a footnote for the heading, "Prior Performance From Initial Trading Price" and clarify in the footnote if the trading date is the date of conversion or the date the Company began trading on the listed market. In this regard, if the trading date used is the conversion date, add narrative disclosure that the percentage increase/decreases are based on the $10.00 conversion price, not the actual trading price on the date of conversion. Make similar changes to pages 26-27 of the proxy statement.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to David Irving at
(202) 551-3321 or Hugh West at (202) 551-3872.  All other
questions
may be directed to Michael Clampitt at (202) 551-3434 or to me at
(202) 551-3491.



							Sincerely,


							Todd Schiffman
							Assistant Director
							Financial Services Group



CC:	Richard S. Garabedian, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue N.W., Suite 400
	Washington, DC 20015
	Phone (202) 274-2030
	Facsimile (202) 362-2902





Ms. Kay M. Hoveland
Kaiser Federal Financial Group, Inc.
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